CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Plan Administrator
Firstbank Corporation Amended and Restated 401(k) Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-98011) on Form S-8 of Firstbank Corporation, of our report dated June 16, 2006, with respect to the statement of net assets available for benefits of Firstbank Corporation Amended and Restated 401(k) Plan as of December 31, 2005, the related statement of changes in net assets available for benefits for the year then ended, and the related December 31, 2005 supplemental schedule of assets (held at end of year), which report appears in the December 31, 2005 annual report on Form 11-K of Firstbank Corporation Amended and Restated 401(k) Plan.

/s/ Rehmann Robson REHMANN ROBSON

Saginaw, Michigan
June 27, 2006